Rocky Mountain Energy Corp. Consolidated Financial Statements

For the years ended January 31, 2004 and 2003

Contents

Auditors’ Report

2

Consolidated Financial Statements

Consolidated Balance Sheets

3

Consolidated Statements of Income and

 Retained Earnings

4

Consolidated Statements of Cash Flows

5

Notes to Consolidated Financial Statements

 6 - 18

Auditors’ Report

To the Shareholders of

Rocky Mountain Energy Corp.

We have audited the consolidated balance sheets of Rocky Mountain Energy Corp. as at January 31, 2004 and 2003 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2004 and 2003 the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles signed ³BDO Dun woody LLP´ Chartered Accountants

Calgary, Alberta May 6, 2004

Rocky Mountain Energy Corp.

Cosolidated Balance Sheets

January 31	2004	2003
		Restated (Note 3(c))
Assets
Current
Cash and short term investments	$225,342	$1,152,287
Accounts receivable	2,318,760	1,761,947
	2,544,102	2,914,234

Loan receivable (Note 9(f))	83,514	83,514
Assets held for resale (Note 4)	300,000	300,000
Prepaid expenses and deposits	59,062	97,241
Property and equipment (Note 5)	18,146,767	15,318,484

	$21,133,445	$18,713,473

Liabilities and Shareholders’ Equity

Current liabilities
Bank loan (Note 7)	$5,500,000	$4,750,000
Cheques not cashed	52,489	1,474,566
Accounts payable and accrued liabilities	3,406,004	4,838,363
Income taxes payable	179,622	74,868
	9,658,115	11,137,797

Asset retirement obligation (Note 6)	679,764	377,618
Minority interest (Note 9(c))	-	28,474
Future income tax (Note 8)	2,365,359	1,575,886
	12,703,238	13,119,775

Shareholders’ equity
Share capital (Note 9)	3,350,664	3,307,914
Stock compensation (Note 10)	112,674	101,850
Contributed surplus (Note 9(c))	74,188	88,464
Retained earnings	4,892,681	2,095,470
Total shareholders’ equity	8,430,207	5,593,698

	$21,133,445	$18,713,473

On behalf of the Board:

signed ³William E. Ambrose´ William E. Ambrose

signed ³Robert A. Germiquet´

Robert A. Germiquet

Rocky Mountain Energy Corp.
Consolidated Statements of Income and Retained Earnings
For the years ended January 31	2004	2003 Restated (Note 3 (c))
Revenue
Oil and gas revenues	$16,796,560	$11,975,246
Less: royalties	(4,946,813)	(3,197,768)
	11,849,747	8,777,478
Expenses
Amortization and depletion	3,892,450	2,020,567
Accretion (Note 6)	38,477	21,375
General and administrative	1,296,375	1,107,239
Interest	291,634	183,611
Operating costs	2,636,323	2,301,989
	8,155,259	5,634,781
Income from operations	3,694,488	3,142,697
Other item
Write down of assets held for resale (Note 4)	-	(149,500)
Income before income taxes	3,694,488	2,993,197
Income taxes (Note 8)
Current	110,591	81,484
Future	786,686	687,826
	897,277	769,310
Net income for the year	2,797,211	2,223,887
Retained earnings (deficit), beginning of year (Note 3 (c))	2,095,470	(128,417)
Retained earnings, end of year	$ 4,892,681	$ 2,095,470
Basic earnings per share	$ 0.41	$ 0.33
Diluted earnings per share	$ 0.38	$ 0.31
Weighted average number of shares outstanding - basic	6,802,487	6,793,487
Diluted number of shares outstanding	7,389,149	7,335,192

Rocky Mountain Energy Corp.
Consolidated Statements of Cash Flows
For the years ended January 31	2004	2003 Restated (Note 3 (c))
Cash flows from operating activities
Net income for the year Items not affecting cash	$ 2,797,211	$ 2,223,887
Amortization and depletion	3,892,450	2,020,567
Accretion	38,477	21,375
Write down of assets held for resale	-	149,500
Stock compensation expense	10,824	101,850
Future income taxes	786,686	687,826
Cash flow from operations Changes in working capital items	7,525,648	5,205,005
Accounts receivable	(556,813)	(1,279,042)
Deposits	38,179	(27,142)
Accounts payable - operations	(1,432,359)	771,266
Income taxes	104,754	(282,372)
	5,679,409	4,387,715
Cash flows from investing activities
Acquisition and development of property and equipment	(9,486,569)	(10,131,439)
Accounts payable - capital	-	2,534,312
Proceeds on disposal of property	3,032,292	-
	(6,454,277)	(7,597,127)
Cash flows from financing activity
Advances on bank loan	750,000	3,250,000
Increase in cash and cash equivalents	(24,868)	40,588
Cash and cash equivalents, beginning of year	(322,279)	(362,867)
Cash and cash equivalents, end of year	$ (347,147)	$ (322,279)
Cash and cash equivalents, composed of:
Cash and short term investments	$ 225,342	$ 1,152,287
Cheques not cashed	(572,489)	(1,474,566)
	$ (347,147)	$ (322,279)

Rocky Mountain Energy Corp. Notes to Consolidated Financial Statements

January 31, 2004 and 2003

1.

Nature of Operations

Rocky Mountain Energy Corp. (the “Company”) is a public company originally incorporated under the laws of the Province of British Columbia and continued into Alberta in 2001 which is in the business of acquiring, exploring and evaluating oil and gas properties, and either joint venturing or developing these properties further.

2.

Significant Accounting Polices

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a)

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries, Bison Royalties Ltd., General Royalties Ltd., Great Plains Royalty Investments Ltd. Middle West Royalty Investments Ltd., Gramco Royalties Ltd. and 100% interest in Candera Exploration Inc. a Colorado company. Effective February 1, 2002, the Company reorganized its holdings and transferred all of its interests in the above subsidiaries to Web Energy Corp., a wholly owned subsidiary of the Company.

(b)

Property and equipment

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and natural gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers, converting one barrel of oil to one thousand cubic feet natural gas equivalents (Mcfe) by multiplying barrels by a factor of 6. The percentage of total reserve volumes produced during the year is multiplied by the net capitalized investment plus future development costs in those reserves (“the depletable basis”).

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Reserves, future production profiles, and net cash flows are estimated by independent professional reservoir engineering firms. While the Company hires extremely qualified reservoir engineering firms, their estimates are inherently uncertain, involved numerous assumptions that may not be realized, and predict asset values that may not be indicative of the true market value of the assets evaluated. As a result of the inherent uncertainties and changing technical and economic assumptions, reserve estimates are subject to revisions that can materially impact Company results.

Rocky Mountain Energy Corp. Notes to Consolidated Financial Statements

January 31, 2004 and 2003

2. Significant Accounting Polices - continued

(b)

Property and equipment - continued

In applying the full cost method, the Company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect between the end of the year and the finalization of the year end audit and current costs, and after deducting estimated, production related expenses, and abandonment and reclamation costs. If the carrying value of the cost center exceeds the undiscounted cash flows, an impairment loss will be determined. The impairment loss is measured as the amount by which the carrying amount of assets capitalized in a cost center exceeds the fair value of proved and probable reserves and the costs less any impairment of unproved properties that have been subject to a separate test for impairment and contain no probable reserves (Note 5).

Proceeds from a sale of oil and natural gas properties will be applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion or amortization.

(c)

Foreign currency

The Company translates foreign currencies into Canadian dollars of its U.S. subsidiary on the following basis:

(i)

Monetary items are translated at the rate prevailing at the date of the balance sheet;

(ii)

Non-monetary items are translated at historical exchange rates;

(iii)

Revenue and expenses are translated at an average exchange rate for the year; and

(iv)

Gains or losses arising on translation are credited or charged to income in the year in which they arise.

(d)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances and short-term investments with maturities of three months or less.

(e)

Asset retirement obligations

Effective February 1, 2003, the Company adopted the recommendations of the CICA Handbook Section 3110 “Asset Retirement Obligations”. Asset retirement costs and liabilities associated with site restoration and abandonment of tangible long-lived assets are initially measured at a fair value which approximates the cost a third party would incur in performing the tasks necessary to retire such assets. The fair value is recognized in the consolidated financial statements as the present value of expected future cash flows. Subsequent to the initial measurement, the effect of the passage of time on the liability for the asset retirement obligation (accretion expense) and the amortization of the asset retirement cost are recognized in the results of operations. Upon adoption, the Company recorded a long-term asset retirement obligation of $679,764 (2003 - $377,618), increased net property and equipment by $263,669 (2003 - $130,117), and recognized an accretion expense of $38,477 (2003 - $21 ,375).

(f)

Joint venture accounting

part of the Company’s operations are conducted jointly with others. These consolidated financial statements reflect only the Company’s proportionate interest in such activities.

Rocky Mountain Energy Corp. Notes to Consolidated Financial Statements

January 31, 2004 and 2003

2. Significant Accounting Polices - continued

(g)

Financial instruments and derivative commodity instruments

The Company’s Balance Sheet financial instruments consist of cash, accounts receivable, loan receivable, accounts payable and accrued liabilities and long-term debt. As at January 31, 2004 and 2003 there are no significant differences between the carrying values of these amounts and their estimated market values.

(h)

Measurement uncertainty

The amounts recorded for depletion and amortization of petroleum and natural gas property and equipment, the measurement of the future income taxes, asset retirement obligations, the provision for accretion of asset retirement obligations and stock-based compensation are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

The consolidated financial statements include accruals based on the terms of existing joint venture agreements. Due to varying interpretations of the definition of terms in these agreements the accruals made by management in this regard may be significantly different from those determined by the Company’s joint venture partners. The effect on the consolidated financial statements resulting from such adjustments, if any, will be reflected prospectively.

The consolidated financial statements include assets held for resale for which management has estimated the expected net recoverable value. The final selling price, net of related costs are unknown. The full carrying value may not be recovered.

(i)

Earnings per share

Basic earnings per common share is computed by dividing earnings by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(j)

Future income taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(k)

Prepaid expenses and deposits

Prepaid expenses and deposits includes deposits on long-term leases and deposits for well abandonment.

(l)

Revenue recognition

Revenues associated with the sales of the petroleum products produced by the Company are recognized when title passes from the Company to its customer. Revenues are reported net of royalties.

Rocky Mountain Energy Corp. Notes to Consolidated Financial Statements

January 31, 2004 and 2003

2.

Significant Accounting Polices - continued

(m)Stock-based compensation plan

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, “Stock Based Compensation and Other Stock-Based Payments”. This section requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statements of income and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. The Company's plan does not qualify as direct awards of stock or as a plan that creates liabilities based on the price of the Company's stock, and as a result, the implementation of the section had no impact on the consolidated financial statements. In 2002, the Company had chosen not to use the fair value method to account for its stock-based employee compensation plan, but to disclose pro-forma information for options granted after January 1, 2002 (Note 10).

The recommendations of the CICA Handbook Section 3870 “Stock Based Compensation and Other Stock-Based Payments” were amended in September 2003 to require the expensing of all stock based compensation awards for fiscal years beginning after January 1, 2004. The Company has chosen to early adopt the recommendations under the transitional rules thereby recording the fair value of the stock options since February 1, 2003 in the statement of operations. Pro-forma disclosures for stock based compensation expense have been determined using the Black-Scholes option-pricing model. The expected volatility of the stock is based on a 180 day average adjusted for unusual items, if necessary.

3.

Changes in Accounting Policies

(a)

Full Cost Accounting Guideline - In September 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 16 “Oil and Gas Accounting – Full Cost” to replace CICA Accounting Guideline 5. The new guideline revised the calculations for the ceiling test calculations (Note 2(b)). The new guideline is required to be adopted for fiscal years beginning on or after January 1, 2004. The Company implemented this new guideline in their fiscal year ended January 31, 2004 in accordance with the transitional provisions that encouraged early adoption.

(b)

Stock Based Compensation and Other Stock Based Payments – In September 2003, the CICA issued an amendment to section 3870 “Stock based compensation and other stock based payments”. The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their consolidated financial statements. The Company implemented this amended standard in their fiscal year ended January 31, 2004 in accordance with the early adoption provisions of the standard. Per the transitional provisions, early adoption requires that compensation expense be calculated and recorded in the income statement for options and warrants issued on or after February 1, 2003. As there were no options issued to employees in the current year, there was no impact for compensation expense in these consolidated financial statements.

Rocky Mountain Energy Corp. Notes to Consolidated Financial Statements

January 31, 2004 and 2003

3.

Changes in Accounting Policies - continued

(c) Asset retirement obligation - The new CICA standard dealing with accounting for asset retirement obligations which the Company has early adopted for January 31, 2004, changes the method of accruing for certain site-restoration costs. Under the new standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically when the related assets are acquired/installed. Amounts recorded for the related assets are increased by the amount of these obligations. Over time the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. There are no asset retirement liabilities set up for those assets which have an indeterminate useful life.

The impact of adopting the new accounting for asset retirement obligations standard on the consolidated balance sheet and statement of earnings is based on expected cash flows discounted at 6%:

	Change in consolidated balance sheet as at January 31	2004	2003
	Increase (decrease) Property and equipment	$ 169,461	$ 286,361
	Site restoration	$ -	$ (131,000)
	Asset retirement obligation	$ 302,146	$ 377,618
	Deficit	$ 132,685	$ 39,743
	Change in consolidated statement of operations and deficit for the years ended January 31	2004	2003
	Increase (decrease) Depletion, amortization, and accretion expense	$ 132,685	$ 63,411
	Deficit	$ 132,685	$ 63,411

4.	Assets Held for Resale
		2004	2003
	Liquid recovery plant, at cost	$ 865,260	$ 865,260
	Write-down	(565,260)	(565,260)
		$ 300,000	$ 300,000

The liquid recovery plant is not currently in use and is stored in the United States. The Company intends to sell the plant without any further modification. Management expects that it will realize approximately $300,000 (2003 - $300,000) from either a sale or dismantling of the plant. However, the final selling price and related disposal costs are unknown and it is possible that the carrying value may not be fully recovered.

Rocky Mountain Energy Corp. Notes to Consolidated Financial Statements

January 31, 2004 and 2003

5.	Property and Equipment
		2004	2003
Cost Oil and gas properties
Exploration, development and related equipment expenditures		$ 23,521,165	$ 14,706,530
Property costs including royalty interests, net of dispositions		1,158,594	3,518,199
Asset retirement obligation		617,814	354,145
		25,297,573	18,578,874
Less: accumulated depletion		(7,152,535)	(3,260,390)
		18,145,038	15,318,484
Furniture and equipment		31,128	29,094
Less: accumulated amortization		(29,399)	(29,094)
		1,729	-
Net book value		$ 18,146,767	$ 15,318,484

The Company applied the ceiling test to its capitalized assets at January 31, 2004 and determined that there was no impairment of such costs.

The Company has recorded an additional asset retirement obligation for fiscal 2004 of $263,669 (2003 - $130,117).

The Company capitalized general administrative expenses related to acquisition, exploration and development activities to property and equipment for $62,150 (2003 - $90,394).

As at January 31, 2004, the unproved property costs excluded from the depletion base is $282,353 (2003 - $329,925).

The following table outlines benchmark prices used in the impairment test at January 31, 2004:

	WTI Crude Oil	Exchange Rate	Edm Light Crude	AECO Natural Gas
Year	US$/bbl	US$/CDN$	Cdn$/bbl	CDN$/Mcf
2004	29.50	0.75	38.00	5.80
2005	26.50	0.75	34.00	5.40
2006	25.75	0.75	33.00	5.00
2007	25.75	0.75	33.00	4.90
2008	25.75	0.75	33.00	4.90
Thereafter (inflation %)	2%/yr	2%/yr	2%/yr	2%/yr

Rocky Mountain Energy Corp. Notes to Consolidated Financial Statements

January 31, 2004 and 2003

6.

Asset Retirement Obligation

Effective February 1, 2003, the Company changed its policy on accounting for liabilities associated with site restoration and abandonment of its oil and gas properties. The undiscounted amount of expected cash flows required to settle the asset retirement obligations is estimated at $1,198,750. The liability for the expected cash flows, as reflected in the consolidated financial statements, has been discounted at 6%.

The schedule below is a reconciliation of the Company’s liability for the year ended January 31, 2004:

Asset retirement obligation at January 31, 2003

$377,618

Current period liabilities accrued

263,669

Current period accretion expense

38,477

Asset retirement obligation at January 31, 2004

$679,764

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company’s cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one quarter or year.

7.

Bank Overdraft and Loan

2004

2003

Bank loan

$

5,500,000

$

4,750,000

At January 31, 2004 the operating demand line had an available limit of up to $10,000,000 (2003 - $8,500,000). The line bears interest at prime plus 0.75% (2003 – 1%) and is supported by a general assignment of book debts, general security agreements and $10,000,000 first floating charge debenture over all assets of the Company and its Canadian subsidiaries. The Company has also executed a negative pledge agreement committing not to encumber, sell or otherwise deal with P & NG Property, without prior written consent by the bank provided by the borrower and each of the Guarantors being the wholly owned subsidiaries of the Company. In addition, the Company has provided an undertaking to provide additional security if and when requested by the financial institution.

Rocky Mountain Energy Corp. Notes to Consolidated Financial Statements

January 31, 2004 and 2003

8.

Income Taxes

The income tax provision on the income statement differs from the expected income tax provision as follows:

	2004	2003
Combined tax rate	40.0%	41.0%
Expected income tax provision at statutory rate	$1,477,795	$1,227,211
Differences due to resource deductions	(553,922)	(515,430)
Stock compensation expense	4,334	41,759
Other differences	7,830	20,082
Tax rate differential	(38,760)	(4,312)
Actual income tax provision	$ 897,277 $	769,310

The components of the Company’s future income tax liability are a result of the origination and reversal of temporary differences and are comprised of the following:

Nature of temporary differences	2004	2003
Property and equipment	$ 2,385,359	$ 1,659,483
Share issue costs	(20,000)	(41,000)
Unused tax losses carryforward	-	(42,597)
Future income tax liability	$ 2,365,359	$ 1,575,886

At January 31, 2004, the Company has approximately $518,000 (2003 - $520,000) of capital loss carryover balances, which may only be deducted against future capital gains. The U.S subsidiary has $1,051,000 (2003 - $1,051,000) in net operating losses available. No future tax asset has been recognized for the capital loss or the US losses carry forwards.

In addition, the Company has capital cost pool and resource pools approximating $12,027,000 (2003 - $11,277,000) and non-capital losses of $Nil (2003 – $104,000) available to deduct against future taxable income. The future tax value of these has been netted to reduce future tax liability.

The consolidated income tax provision provided herein has been based on management’s representations and estimates with respect to certain resource allowance calculations. The resource allowance deductions claimed are subject to assessment by taxation authorities. Until the time frame for reassessment has been statute barred or the taxation authorities have reviewed and not objected to the tax filings, there is a possibility that a reassessment can occur.

The effect on the financial statements, resulting from changes in resource allowance deductions, if any, will be reflected in the period that a reassessment is made. The effect on the consolidated financial statements for changes in estimates, in future periods, could be significant.

9.

Share Capital

(a) Authorized

100,000,000 Common voting shares

9. Share Capital - continued

(b) Issued		2004		2003
Common shares
	Number of		Number of
	Shares	Amount	Shares	Amount
Balance, beginning of year	6,793,487	$ 3,307,914	6,793,487	$ 3,307,914
Issue of shares in exchange for	9,000	42,750	-	-
Gramco interest (c)
Balance, end of year	6,802,487	$ 3,350,664	6,793,487	$ 3,307,914

(c)

Gramco acquisition

The Company issued 9,000 shares at approximately $4.75 each to the minority shareholders of its subsidiary, Gramco Royalties Ltd. in exchange for the remaining 4,400 shares in this subsidiary. The minority interest held in Gramco was approximately $28,474 with the remaining amount of $14,276 charged against contributed surplus.

(d)

Normal Course Issuer Bid

In June 2002, the Company announced that it would commence a normal course issuer bid (the “Bid”). The Company intended to acquire up to 339,674 (approximately 5%) of the issued and outstanding common shares, being the maximum number of shares it was permitted to acquire pursuant to a normal course issued bid under applicable securities legislation. The Bid expired on the earlier of June 28, 2003 or the date upon which the Company acquires the maximum number of common shares subject to the Bid. No shares were repurchased under this bid.

In October 2003, the Company announced that it would commence another normal course issuer bid (“the Bid”). The Company intends to acquire 339,674 (approximately 5%) of the issued and outstanding common shares, being the maximum number of shares it is permitted to acquire pursuant to a normal course issued bid under applicable securities legislation. The Bid will expire on the earlier of October 31, 2004 or the date upon which the Company acquires the maximum number of common shares subject to the Bid. At January 31, 2004, no shares had been repurchased.

(e)

Options

The Company has granted stock options to directors, officers, employees and consultants of the Company as follows:

	Number of Shares	Option Prices per Share		Weighted Average Exercise Price
Options outstanding, Jan 31, 2003	747,284	$0.34	- $3.23	$1.08
Options – granted	-			$2.85
Options outstanding, Jan 31, 2004	747,284	$0.34	- $1.28	$1.08

Rocky Mountain Energy Corp. Notes to Consolidated Financial Statements

January 31, 2004 and 2003

9.

Share Capital - continued

The following table summarizes information about the stock options outstanding at January 31, 2004:

Options Outstanding	Option price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Exercisable	Weighted Average Exercise Price of Options Exercisable
320,000	$0.34	$0.34	0.25 years	320,000	$0.34
330,000	$1.28	$1.28	1.83 years	330,000	$1.28
22,284	$3.23	$3.23	3 years	22,284	$3.23
75,000	$2.73	$2.73	3.33 years	50,000	$2.73
747,284				722,284

The following table summarizes information about the stock options outstanding at January 31, 2003:

Options Outstanding	Option price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Exercisable	Weighted Average Exercise Price of Options Exercisable
320,000	$0.34	$0.34	1.25 years	320,000	$0.34
330,000	$1.28	$1.28	2.83 years	330,000	$1.28
22,284	$3.23	$3.23	4 years	22,284	$3.23
75,000	$2.73	$2.73	4.33 years	50,000	$2.73
747,284				722,284

(f) Loan receivable

During 2000, an officer of the Company purchased 245,630 shares of the Company that were being held by the Company’s US subsidiary when the trading price was $0.34 per share for a total of $83,514. The proceeds are not due until the shares are sold to a third party. The loan is unsecured and non-interest bearing.

10.

Stock Based Compensation Plans

The Company has two stock option plans issued to consultants, which are accounted for in accordance with the policy disclosed in Note 2(m). The compensation costs for options vested in 2004 expensed against income for the plans are $10,824 (2003 - $101,850).

In 2003, under the first option plan, the Company has granted options to a consultant for up to 75,000 shares of common stock. The exercise price of each option equals the market price of the Company’s stock at the date of grant. The term of expiry on the options is 5 years.

Also in 2003, under the second option plan, the Company has granted options to consultants for 22,284 shares of common stock. The exercise price of each option is discounted to market at 15% as allowed by the TSX Venture with a term of 5 years, expiring October 17, 2007.

The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions: Dividend yield (Nil), Expected volatility (0.70 for the first option plan and 0.45 for the second option plan), risk-free interest rate (6.0%), and weighted average life of 5 years.

Rocky Mountain Energy Corp. Notes to Consolidated Financial Statements

January 31, 2004 and 2003

11. Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, the Company was involved in the following related party transactions:

(a)

General and administrative expenses include $151,758 (2003 - $146,200) in consulting fees paid to companies controlled by directors or officers and companies controlled by individuals related to directors of the Company.

(b)

Included in accounts payable is $76,101 (2003 - $8,308) due to certain companies controlled by directors and officers of the Company for services rendered.

(c)

Pursuant to an agreement dated 1999, the Company agreed to pay a 3% gross overriding royalty on certain petroleum and natural gas rights located in the Princess area to certain entities controlled by directors and officers. During 2004, $440,283 (2003 - $269,950) in royalties were paid.

Due to the lack of independent evidence with respect to the fair value of services provided by related parties (Note 11(a)), these transactions have been recorded at the amounts agreed to between the parties.

The amount due to related parties are non-interest bearing, unsecured and have no set terms of repayment. All of these transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties, which is similar to those negotiated with third parties.

12. Financial Instruments

As disclosed in Note 2(g), the Company holds various forms of financial instruments. The nature of these instruments and the Company’s operations expose the Company to interest rate, industry credit, commodity price and fair value risks. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

(a)

Interest rate risk management

The Company’s borrowings are subject to floating rates. The floating rate debt is subject to interest rate risk, as the required interest expense will fluctuate as a result of changes in market rates.

As at January 31, 2004, the increase or decrease in net earnings before taxes for each 1% change in interest rates on floating rate debt amounts to approximately $28,765 (2003 - $30,550) per annum. The related disclosure regarding these debt instruments is included in Note 7 of these consolidated financial statements.

(b)

Credit risk

A significant portion of the Company’s trade accounts receivable are from companies in the oil and gas industry and, as such the Company is exposed to all the risks associated with that industry.

Rocky Mountain Energy Corp. Notes to Consolidated Financial Statements

January 31, 2004 and 2003

12.

Financial Instruments

(c)

Commodity price risk

The Company will be subject to commodity price risk for the delivery of natural gas and crude oil. The Company will manage and minimize the risk by entering into various joint ventures with sub-participants.

(d)

Fair value risk

The fair value of the loan receivable due from a related party may be different from the carrying value, as the amount is unsecured, non-interest bearing and payable when the shares of the Company are sold to a third party (Note 9 (f)). No assessment of the fair value of this financial instrument has been completed as the information is not readily available or determinable.

13.

Statement of Cash Flows

(a)

Interest and taxes paid

	2004	2003
Interest paid	$ 291,634	$ 183,611
Corporate taxes paid	$ 69,031	$ 200,888

(b)

During 2004, the Company issued 9,000 shares at approximately $4.75 each to the minority shareholders of its subsidiary, Gramco Royalties Ltd. in exchange for the remaining 4,400 shares in this subsidiary (Note 9 (c)).

14.

Commitments and Contingencies

(a)

The Company is committed to lease premises until September 2004. The lease calls for base monthly payments of $3,749, plus a proportional share of property taxes and operating costs.

(b)

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. These costs are accrued on the unit of production basis. Any changes in these estimates will affect future earnings. Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company’s cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determine at this time, it could be material for any one quarter or year.

(c)

The Company has a number of consulting and employment contracts in place that expire December 31, 2006. These contracts are for services provided. Certain contracts are with key officers and directors (Note 11(a)). Pursuant to the terms of these contracts, the Company is committed to monthly payments of $39,600 to December 31, 2006. These contracts also provide for termination benefits in certain circumstances including a change of control. The Company’s commitment for termination benefits under these contracts approximate $1.4 million.

Rocky Mountain Energy Corp. Notes to Consolidated Financial Statements

January 31, 2004 and 2003

15. Subsequent Events

(a)

Subsequent to year end, the Company had the following common share transactions with certain directors and officers of the Company:

(i)	Exercise of Stock Options	February 2, 2004	160,000	$0.34
(ii)	Exercise of Stock Options	April 21, 2004	160,000	$0.34
(iii) Exercise of Stock Options		April 29, 2004	20,000	$1.28

(b)

Subsequent to year end, the Company issued 160,000 options to consultants with an exercise price of $4.47 expiring February 2, 2009.